                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (Amendment No. 4)(1)

                                  dELiA*s, Inc.
--------------------------------------------------------------------------------
                                (Name of issuer)

                     COMMON STOCK, $0.01 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   246911 10 1
--------------------------------------------------------------------------------
                                 (CUSIP number)

                               MATTHEW L. FESHBACH
                              MLF INVESTMENTS, LLC
                        455 N. Indian Rocks Road, Suite B
--------------------------------------------------------------------------------
                         Belleair Bluffs, Florida 33770
                                  727-450-4950
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 April 12, 2007
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /.

            NOTE.  The  Schedules  filed in paper format shall  include a signed original  and five copies of the  schedule,  including  all  exhibits.  SEE Rule
13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 11 Pages)

-----------------------

      (1)   The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  SEE the NOTES).

------------------------                                  ----------------------
CUSIP No. 246911 10 1                 13D                    Page 2 of 11 Pages
------------------------                                  ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    MLF Investments, LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    AF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  0 shares
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   5,536,681 shares (1)(2)
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              0 shares
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                             5,536,681 shares (1)(2)
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    5,536,681 shares (1)(2)
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    18.5%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)    Includes  warrants to purchase 215,343 shares of Common Stock in the name of MLF Investments LLC, as investment  adviser of MLF Offshore  Portfolio
       Co., L.P.

(2)    Includes shares of Common Stock held by MLF Offshore  Portfolio  Company,
       L.P.

------------------------                                  ----------------------
CUSIP No. 246911 10 1                 13D                    Page 3 of 11 Pages
------------------------                                  ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    MLF Offshore Portfolio Company, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Cayman Islands
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  0 shares
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   5,536,681 shares (1)
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              0 shares
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                             5,536,681 shares (1)
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    5,536,681 shares (1)
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    18.5%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

(1)      Includes  warrants to purchase 215,343 shares of Common Stock issued to
         MLF Investments,  LLC., as investment adviser of MLF Offshore Portfolio
         Company, L.P.

------------------------                                  ----------------------
CUSIP No. 246911 10 1                 13D                    Page 4 of 11 Pages
------------------------                                  ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    MLF Cayman GP, Ltd.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                     AF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Cayman Islands
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  0 shares
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   5,536,681 shares (1) (2)
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              0 shares
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                             5,536,681 shares (1) (2)
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    5,536,681 shares (1) (2)
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    18.5%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO
================================================================================

(1)      Consists  of shares  of Common  Stock  held by MLF  Offshore  Portfolio
         Company, L.P.
(2)      Includes  warrants to purchase 215,343 shares of Common Stock issued to
         MLF Investments,  LLC., as investment adviser of MLF Offshore Portfolio
         Company, L.P.

------------------------                                  ----------------------
CUSIP No. 246911 10 1                 13D                    Page 5 of 11 Pages
------------------------                                  ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    MLF Capital Management, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                     AF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  0 shares
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   5,536,681 shares (1) (2)
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              0 shares
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                             5,536,681 shares (1) (2)
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    5,536,681 shares (1) (2)
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    18.5%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

(1)      Consists  of shares  of Common  Stock  held by MLF  Offshore  Portfolio
         Company, L.P.

(2)      Includes  warrants to purchase 215,343 shares of Common Stock issued to
         MLF Investments,  LLC., as investment adviser of MLF Offshore Portfolio
         Company, L.P.

------------------------                                  ----------------------
CUSIP No. 246911 10 1                 13D                    Page 6 of 11 Pages
------------------------                                  ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    MLF Holdings, LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                     AF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  0 shares
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   5,536,681 shares (1) (2)
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              0 shares
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                             5,536,681 shares (1) (2)
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    5,536,681 shares (1) (2)
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    18.5%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

(1)      Consists  of shares  of Common  Stock  held by MLF  Offshore  Portfolio
         Company, L.P.

(2)      Includes  warrants to purchase 215,343 shares of Common Stock issued to
         MLF Investments,  LLC., as investment adviser of MLF Offshore Portfolio
         Company, L.P.

------------------------                                  ----------------------
CUSIP No. 246911 10 1                 13D                    Page 7 of 11 Pages
------------------------                                  ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    Matthew L. Feshbach
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                     AF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  8,525 shares
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   5,536,681 shares (1) (2)
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              8,525 shares
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                             5,536,681 shares (1) (2)
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    5,545,206 shares (1)(2)
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    18.6%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

(1)      Includes  warrants to purchase  215,343  shares of Common Stock held by
         MLF Investments,  LLC, as investment  adviser of MLF Offshore Portfolio
         Company, L.P.

(2)      Includes  5,536,681  shares  of  Common  Stock  held  by  MLF  Offshore
         Portfolio Company, L.P.

------------------------                                  ----------------------
CUSIP No. 246911 10 1                 13D                    Page 8 of 11 Pages
------------------------                                  ----------------------

      The following constitutes Amendment No. 4 ("Amendment No. 4") to Schedule
13D, as amended to date, filed by the undersigned (the "Schedule 13D"). Except as specifically amended by this Amendment No. 4, the Schedule 13D remains in full force and effect.

Item 3 is hereby amended in its entirety to read as follows:

Item 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      As of the close of business on April 12, 2007,  MLF Offshore  beneficially owned 5,536,681  shares of Common Stock.  MLFI, Mr.  Feshbach,  MLF Cayman,  MLF
Holdings, and MLF Capital may be deemed to beneficially own the shares of Common
Stock owned by MLF Offshore. 3,836,541 Shares were issued by the Issuer pursuant to a spin-off  from  Alloy,  Inc. at a rate of one share of the Issuer for every two shares of Alloy,  Inc.  held by the MLF  Offshore  as of  December  7, 2005.
1,484,797  Shares were  purchased by MLF Offshore for  $2,604,945  (inclusive of commissions)  using funds  borrowed  from Deutsche  Bank  Securities,  Inc. (the
"Bank")  pursuant to a Prime Broker  Arrangement  dated February 13, 2006 by and among affiliates of MLF Offshore and the Bank, as amended.

      As of April 12, 2007, MLF Offshore  Portfolio Company,  L.P.  beneficially owned warrants to purchase  215,343  Shares (the  "Warrants") in the name of MLF
Investments LLC, as its investment adviser.  MLFI, Mr. Feshbach, MLF Cayman, MLF
Holdings, and MLF Capital may be deemed to beneficially own the shares of Common
Stock issuable upon the exercise of the Warrants.  The Warrants are  immediately exercisable  warrants at $7.43 per Share and  terminates  February 23, 2016. The
Warrants  were  granted  by the  Issuer to MLFI,  as  investment  adviser of MLF
Offshore, pursuant to the Standby Agreement.

      As of April 12 2007, Mr. Feshbach also owns (i) 5,400 shares of restricted stock issued  pursuant to the spin-off from Alloy,  Inc.  under the Alloy,  Inc.
Stock  Incentive  Plan,  which  shares  are  subject to Alloy,  Inc.'s  right of repurchase in certain  circumstances  outlined in a restricted  stock  agreement between Mr. Feshbach and Alloy,  Inc. and (ii) 3,125 shares of Common Stock upon his exercise of Options  granted by the Issuer to Mr.  Feshbach  pursuant to the spin off of the Issuer from Alloy,  Inc. at a rate of one option to purchase one share of common  stock of the Issuer for every  option to purchase two shares of common stock of Alloy, Inc. and exercisable within 60 days from the date hereof.
Mr. Feshbach used his personal funds to purchase such Shares.

      Items 5(a) and (b) are hereby amended in their entirety as follows:

Item 5.     INTEREST IN SECURITIES OF THE ISSUER.

            (a) The aggregate percentage of Shares reported owned by each person named herein is based on 29,877,747  Shares  outstanding as of December 6, 2006, which is the total  number of Shares  outstanding  as reported  in the  Issuer's
Quarterly  Report on Form 10-Q for the quarterly  period ended October 28, 2006, as filed with the Securities and Exchange Commission on December 12, 2006.

            As of the close of business  on April 12,  2007,  each of MLFI,  MLF
Offshore,  MLF Cayman, MLF Holdings and MLF Capital beneficially owned 5,536,681
Shares, constituting approximately 18.5% of the Shares outstanding.

            As of the close of business on April 12, 2007,  Mr.  Feshbach may be deemed to own the  5,536,681  Shares  owned by MLF  Offshore,  5,400  restricted shares of Common  Stock and 3,125  Options that are  exercisable  within 60 days from  the  date  hereof,  or an  aggregate  of  5,545,206  Shares,  constituting approximately 18.6% of the shares of Common Stock outstanding.

------------------------                                  ----------------------
CUSIP No. 246911 10 1                 13D                    Page 9 of 11 Pages
------------------------                                  ----------------------

            (b) Each of Mr.  Feshbach,  MLFI,  MLF  Offshore,  MLF  Cayman,  MLF
Holdings  and MLF Capital  shares the power to vote and dispose or to direct the vote and disposition of 5,536,681 Shares, or 18.5% of the Shares outstanding.

      Mr.  Feshbach  has sole power to vote and dispose of an  additional  8,525 shares of Common Stock, or 0.1% of the shares of Common Stock outstanding.

      Item 5(c) is hereby amended to include the following:

            (c) The table below lists the  transactions  effected by each of the
Reporting  Persons in the past 60 days  immediately  prior to the filing of this
Amendment No. 4. All transactions were effected through open market purchases.

MLF OFFSHORE PORTFOLIO COMPANY, L.P.

--------------------------------------------------------------------------------
   Shares of Common Stock
          Acquired                 Price Per Share ($)          Date of Purchase
--------------------------------------------------------------------------------
            8,700                        8.3605                    04/12/07
--------------------------------------------------------------------------------
           60,000                        8.3500                    04/12/07
--------------------------------------------------------------------------------

MATTHEW L. FESHBACH

      None

MLF INVESTMENTS, LLC

      None

MLF CAYMAN GP, LTD.

      None

MLF CAPITAL MANAGEMENT, L.P.

      None

MLF HOLDINGS, LLC

      None

------------------------                                  ----------------------
CUSIP No. 246911 10 1                 13D                    Page 10 of 11 Pages
------------------------                                  ----------------------

                                   SIGNATURES

      After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 13, 2006

                                            /s/ Matthew L. Feshbach
                                            ------------------------------------
                                            MATTHEW L. FESHBACH

                                            MLF INVESTMENTS, LLC

                                            By: /s/ Matthew L. Feshbach
                                                --------------------------------
                                                Name: Matthew L. Feshbach
                                                Title: Managing Member

                                            MLF OFFSHORE PORTFOLIO COMPANY, L.P.

                                            By: MLF Cayman GP, Ltd.
                                                Title: General Partner

                                            By: MLF Capital Management, L.P.
                                                Sole shareholder

                                            By: MLF Holdings, LLC,
                                                General Partner

                                            By: /s/ Matthew L. Feshbach
                                                --------------------------------
                                                Name:  Matthew L. Feshbach
                                                Title: Managing Member

                                            MLF CAYMAN GP, LTD.

                                            By: MLF Capital Management, L.P.
                                                Sole shareholder

                                            By: MLF Holdings, LLC,
                                                General Partner

                                            By: /s/ Matthew L. Feshbach
                                                --------------------------------
                                                Name:  Matthew L. Feshbach
                                                Title: Managing Member

------------------------                                  ----------------------
CUSIP No. 246911 10 1                 13D                    Page 10 of 11 Pages
------------------------                                  ----------------------

                                            MLF CAPITAL MANAGEMENT, L.P.

                                            By: MLF Holdings, LLC
                                                General Partner

                                            By: /s/ Matthew L. Feshbach
                                                --------------------------------
                                                Name: Matthew L. Feshbach
                                                Title: Managing Member

                                            MLF HOLDINGS, LLC

                                            By: /s/ Matthew L. Feshbach
                                                --------------------------------
                                                Name: Matthew L. Feshbach
                                                Title: Managing Member